Exhibit 99.1
          SHAREHOLDERS’ AGREEMENT, dated December 20, 2005 (this “Agreement”), by and between:
          1. Sify Limited, a company incorporated under the laws of India and having its principal office at Tidel Park, 2nd Floor, No.4 Canal Bank Road, Taramani, Chennai – 600113 (“Sify”);
          2. Infinity Satcom Universal (P) Limited, a company incorporated under the laws of India and having its principal office at Flat No 104, Lakshmi Apartments, RB Shreeram Layout, Waltair Uplands, Vishakapatnam 530 003 (“ISU”).
          3. Sify Communications Limited, a company incorporated under the laws of India and having its principal office at Tidel Park, 2nd Floor, No.4 Canal Bank Road, Taramani, Chennai - 600113 (“Company”)
WHEREAS,
(A)	The Company has an authorized share capital of Rs. 200 Million (Rupees Two Hundred Million) and a Subscribed and Paid Up Capital of Rs. 180 Million (Rupees One Hundred and Eighty Million), comprising of 18,000,000 shares of Rs. 10 each;

(B)	Sify is the 100% holding company of the Company and has agreed to sell 4,680,000 Shares constituting 26% of the total;

(C)	ISU has agreed to purchase 4,680,000 shares constituting 26% of the issued, allotted, subscribed and outstanding share capital of the Company;

(D)	Sify shall on obtaining requisite shareholder approval transfer its current VPN business to the Company at a valuation of Rs. 500 million (Rupees Five Hundred Million), as valued by M/s Deloitte Haskins and Sells with effect from January 1, 2006;

(E)	The Company will be engaged in the business of providing, amongst others, VPN services and National and International Long Distance Internet telephone services which under the present regulations of the Government of India stipulate that not more than 74% percent of the issued, allotted, subscribed and outstanding share capital of the Company shall be held by Non Residents including overseas corporate bodies and also companies incorporated in India in which the majority shares are held by such Non Residents and overseas corporate bodies;
Confidential

(F)	The parties have agreed that, as long as the regulations of the Government of India provides for the Company to have shareholders in the Company providing VPN, INLD and NLD telecom services should not have more than 74% of issued, allotted, subscribed and outstanding share capital of the Company held by Non Residents and overseas corporate bodies or Indian companies in which majority shares are held by such Non residents and Overseas corporate bodies, ISU will continue to hold and maintain the above 26% equity shares in the Company and consequently the shareholdings by SIFY in the Company together with any other shares held by any Non Resident or overseas corporate body shall not exceed 74%; and

(G)	ISU has also agreed that in the event ISU decides to transfer or otherwise deal with the 26% shares or any part thereof held by ISU in the Company at any time during the operation of the above regulations requiring the holding of at least 26% shares by resident Indians, ISU shall transfer such shares with all legal and beneficial interest only to persons similarly qualified to hold shares to ensure compliance of the applicable regulations with prior intimation to and approval of the Board of the Company.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
          1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:
     “Agreement” means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.
     “Board” means the Board of Directors of the Company.

     “Charter Documents” means Memorandum and Articles of the Company.
     “Directors” means the directors of the Company whose names appear on the register of directors of the Company.
     “Equity Shares” means the ordinary equity shares, par value Rs.10 per share, of the Company as subdivided, consolidated or converted from time to time.
     “Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
     “ILD” means International Long Distance Telephone services.
     “NLD” means National Long Distance Telephone services.
     “Person” means any individual, corporation, company, partnership, limited liability company, joint venture, association or trust of any other entity or organization.
     “Regulations” means rules, regulations and directions issued by Government Authorities from time to time in regard to holding of the Shares in the Company undertaking VPN, ILD or NLD telecom services.
     “Shareholders” means the shareholders of the Company whose names appear on the register of members of the Company and initially SIFY and ISU.
     “Transaction Document” means Board Resolutions and Share Certificate of the Company.
     “VPN” means Virtual Private Network.

ARTICLE II
SALE OF EQUITY SHARES
          2.1 Sale of equity Shares. Upon the terms and subject to the conditions herein set forth and subject to the terms of the Regulations, Sify agrees to sell to ISU, free and clear of all Encumbrances (other than Encumbrances resulting from actions of ISU), and ISU agrees to purchase and take the legal and beneficial interest of 4,680,000 Equity Shares in the Company in consideration for the Subscription Price set out in this Agreement.
          2.2 Sale Price. The consideration payable by ISU for the Sale Shares shall be Rs. 139.81 Million (Rupees One Hundred thirty nine million and Eighty one thousand) payable in cash in immediately available funds and against the receipt of the price Sify shall transfer the Sale Shares.
          2.3 ISU has deposited the entire Subscription Price Rs. 139.81 million in terms of this Agreement with Sify as on December 20, 2005 and Sify has delivered the Share Certificates pertaining to the said Shares to ISU
          2.4 The Company and SIFY represents and warrants the following:
1)	the Company and its Board of Directors have passed a resolution for recording of the transfer of 4,680,000 shares held by Sify to ISU;
2)	the Company shall deliver to ISU a certified true copy of such resolution of the Board along with the Share Certificate recording such transfer.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          The Company hereby represents and warrants to ISU and acknowledges that ISU in entering into this Agreement and acquiring the Sale Shares on the following representations and warranties.
(1) Corporate Existence and Power. The Company (a) has been duly incorporated and is duly organized and validly existing under the laws of its relevant jurisdiction of incorporation; (b) has all requisite power and authority to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is proposed to be, engaged; (c) is duly qualified as corporation, licensed and in good standing under the laws of each jurisdiction in which its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) has the corporate power and authority to execute, deliver and perform its obligations under this Agreement;

(2) Authorization; No Contravention. The execution, delivery and performance by the Company of this Agreement and each of the other Transaction Documents and the transactions contemplated hereby and thereby (a) have been duly authorized by all necessary corporate action of the Company; (b) do not contravene the terms of the Charter Documents; (c) do not violate, conflict with or result in any breach, default or contravention of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any encumbrance under, any Material Contract of the Company or any requirement of Law applicable to the Company; and (d) do not violate any orders against, or binding upon the Company.
(3) Binding Effect. This Agreement and each of the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).
(4) Compliance with Indian Requirements of Law. The Company has materially complied with all its registration requirements and Indian requirements of Law.
(5) No Default or Breach; Material Contracts. The Company is not in default under any Material Contract nor to the Company’s knowledge, does any condition exist that with notice or lapse of time or both would constitute a default thereunder. To the Company’s knowledge, (a) no other party to any such Material Contract is in default thereunder and (b) there exists no condition that with notice or lapse of time or both would constitute a default by such other party thereunder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ISU
          ISU hereby represents and warrants to the Company and acknowledges that the Company in entering into this Agreement is relying on the following representations and warranties.
          (1) Existence and Power. ISU has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party.
          (2) Authorization; No Contravention. Subject to satisfaction of the Conditions, the execution, delivery and performance by ISU of this Agreement and each of the other transaction documents to which it is a party and the transactions contemplated hereby and thereby, (a) have been duly authorized by all necessary corporate action, (b) do not contravene the terms of ISU’s organizational documents, or any amendment thereof, and (c) do not violate, conflict with or result in any breach or contravention of, or the creation of any Encumbrance under, any Material Contract of ISU or any requirement of Law applicable to ISU, and (d) do not violate any orders of any Governmental Authority against, or binding upon, ISU.
          (3) Organisation and Control. ISU hereby represents that the shareholding, composition of its Board of Directors and management of ISU is fully represented by Resident Indian Citizens and that there is no beneficial holding interest of any non-resident or other Overseas Corporate Bodies in ISU.
          (4) Binding Effect. This Agreement and each of the other Transaction Documents to which it is a party have been duly executed and delivered by ISU and constitutes the legal, valid and binding obligations of ISU, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (regardless of whether considered in a proceeding at law or in equity).
          (5) Purchase Entirely for Own Account. ISU is acquiring the Sale Shares for investment for ISU’s own account and not with the view to, or for resale. ISU further represents that it does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participation to any third Person.

ARTICLE V
COMPLIANCE WITH ALL GOVERNMENT REGULATIONS
5.1.	The parties specifically agree that the majority of the directors on the Board of the Company, including the Chairman, Managing Director and the Chief Executive Officer of the Company, shall be resident Indian citizens
5.2.	The Parties acknowledge, accept and agree that this agreement and the investment by SIFY and ISU in the Company shall at all times be governed by and shall be subject to the licence granted to the Company by the Government Authorities and the parties agree to duly comply with all such conditions.
ARTICLE VI
TRANSFER OF SHARES
6.1.	As long as the Regulations of the Government Authorties require that the non resident shareholding in the Company should not exceed 74% of Share Capital, it is agreed that ISU will sell their stake either in full or in part only to resident Indians or such Companies which together with Sify shall ensure compliance of the aforesaid norms.
6.2.	In order to enable the Company and SIFY to effectively ensure the due compliance of the Regulations, ISU shall not transfer or deal with the shares held by ISU in the Company without the prior permission of Sify and the Company and, SIFY and the Company shall be entitled to refuse the transfer of the shares to any person where SIFY and/or Company shall have reasonable objection.
6.3.	If and when the Regulations of the Government Authorities permit SIFY to hold more than 74% of the shares in the Company and maintain the licenses for carrying on activities such as VPN, ILD, NLD etc. which are presently subject to sectoral cap, SIFY and ISU may negotiate for the sale by ISU and purchase by SIFY or its nominees the shares held by ISU in the Company on terms and conditions to be mutually agreed to between them

ARTICLE VII
MISCELLANEOUS
          7.1 Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:
1) if to the Company:
Sify Communications Limited
Tidel Park, 2nd Floor
No. 4 Canal Bank Road, Taramani
Chennai — 600113
Telecopy: 91 44 2254 0777
Attention: Mr Ajit Abraham
2)if to ISU
Infinity Satcom Universal P Limited
Flat No 104, Lakshmi Apartments,
RB Shreeram Layout, Waltair Uplands,
Vishakapatnam – 530 003
Telecopy:
Attention : Mr V Anand Raju
3) if to Sify
SIFY Limited
Tidel Park, 2nd Floor
No. 4 Canal Bank Road, Taramani
Chennai — 600113
Telecopy: 91 44 2254 0851
Attention: R Ramaraj

          All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; and when receipt is mechanically acknowledged, if telecopied.
          7.2 Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Subject to compliance with applicable laws to the reasonable satisfaction of the Company and the terms and conditions thereof, ISU may assign any of its rights under this Agreement or the other Transaction Documents to any of its respective Affiliates upon the giving of five days prior written notice to the Company.
          7.3 Amendment and Waiver.
a)	No failure or delay on the part of the Company or ISU in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to Sify, the Company or ISU at law, in equity or otherwise.

b)	Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by Sify, the Company or ISU from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by Sify, the Company and ISU and (ii) only in the specific instance and for the specific purpose for which made or given.

4)	Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.
5)	Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
6)	Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.
7)	Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.
8)	Entire Agreement. This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents are intended by the parties hereto as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents supersede all prior agreements and understandings between the parties hereto with respect to such subject matter.
9)	Further Assurances. Each of the parties hereto shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

     IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Subscription Agreement on the date first written above.

SIFY LIMITED
By:	/s/ R Ramaraj
	Name:	R Ramaraj
	Title:	Managing Director & CEO

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED
By:	/s/ V Ananda Raju
	Name:	V Ananda Raju
	Title:	Managing Director

SIFY COMMUNICATIONS LIMITED
By:	/s/ Ajit Abraham
Name:	Ajit Abraham
Title:	Director